

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 23, 2017

<u>Via E-mail</u>
Mr. Craig S. McKasson
Senior Vice President and Chief Financial Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, North Carolina 28277

      Re: Premier, Inc.
             Form 10-K for the fiscal year ended June 30, 2017
             Filed August 23, 2017
             File No. 001-36092

Dear Mr. McKasson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Wilson K. Lee

                Wilson K. Lee
                Senior Staff Accountant
                Office of Real Estate and
                Commodities